

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2021
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-201

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cantor Fitzgerald & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Paulson	212-294-7922	KPaulson@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.





AFFIRMATION

I, Kenneth Paulson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2021, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kenneth Paulson
Chief Financial Officer

On this 28th day of February, 2022, Kenneth Paulson, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

TREASA CHENNIKARA
My Comm. Exp. 03-18-2023
NOTARY PUBLIC
Reg. # 01CH6388978
NEW YORK COUNTY, STATE OF NEW YORK

This filing contains (check all applicable boxes):**

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or statement of financial condition under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.

☐ Computation of CFTC Minimum Net Capital Requirement.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Cantor Fitzgerald & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co (the "Partnership") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2008.

February 28, 2022


Cantor Fitzgerald & Co.
Statement of Financial Condition
December 31, 2021
(In Thousands)


Assets

Cash and cash equivalents		$ 262,826
Cash and securities segregated under federal and other regulations		52,018
Collateralized agreements:		
Securities purchased under agreements to resell	$ 6,439,946	
Securities borrowed	2,439,525	
		8,879,471
Financial instruments owned (includes $4,804,329 pledged as collateral)		4,917,385
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		199,499
Receivables from related parties		4,135
Fixed assets, net		3,685
Other assets		36,994
Total assets		$ 14,356,013

Liabilities, Subordinated Borrowings and Partners' Capital

Financial instruments sold, not yet purchased		$ 1,025,871
Collateralized financings:		
Securities sold under agreements to repurchase	$ 9,474,045	
Securities loaned	2,497,954	
		11,971,999
Payables to broker-dealers, clearing organizations, customers and related broker-dealers		430,461
Accrued compensation		128,217
Accounts payable and accrued liabilities		49,758
Payables to related parties		1,158
Total liabilities		13,607,464
Commitments and contingencies (Note 6)		
Subordinated borrowings		205,000
Partners' capital:		
General partner		538,113
Limited partner		5,436
Total partners' capital		543,549
Total liabilities, subordinated borrowings and partners' capital		$ 14,356,013


See notes to statement of financial condition


1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership"), which is organized under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership's primary activities include providing investment banking and advisory services and trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers, and is a primary dealer in the United States of America ("U.S.") government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), the managing general partner, a majority owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor") as well as CFLP CF&Co. I Holdings, L.P. (1%), a limited partner, and wholly owned subsidiary of CFLP and CFGM CF&Co Holdings, LLC, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through fees from investment banking and advisory services, principal transactions from brokerage services, commissions, and interest.

Investment Banking and Advisory Services – Investment banking and advisory services include underwriting public and private offerings of equity/equity-linked and debt securities and financial advisory services in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash proceeds.

The Partnership's financial advisory services include various types of transactions and, as a result, revenue recognition is dependent on the type of promised service. Payments received upfront are recognized periodically over the duration of the service or upon the achievement of a milestone. Financial advisory services for mergers and acquisitions often contain success fees that are due upon the completion of a sale or transaction. In these cases, the single performance obligation is the successful completion of the sale or transaction. As a result, revenue is recognized at a point in time when the sale or transaction is completed. In instances where the fees are received upfront, the fee is deferred within the Partnership's statement of financial condition until the satisfaction of the performance obligation. In other cases, the promised service may be satisfied over time. For example, where the service is to provide financial advice on identifying potential transactions, the performance obligation is satisfied over time using a time elapsed methodology as the customer is simultaneously receiving and consuming the promised service. Most of the fees received for financial advisory services are considered variable consideration as the fees are contingent upon a future event (for example, a completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

1. General and Summary of Significant Accounting Policies *(continued)*

Principal Transactions, net – Principal transactions revenue is derived primarily from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenue earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transactions revenue and related expenses are recognized on a trade-date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Commissions – Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Interest Income and Expense – The Partnership recognizes contractual interest on Financial instruments owned and Financial instruments sold, not yet purchased, on an accrual basis as a component of the Interest income and expense, respectively.

The Partnership accounts for short-term and long-term borrowings on an accrual basis with related interest recorded as Interest expense. In addition, the Partnership recognizes interest income related to Securities borrowed and Securities purchased under agreements to resell and interest expense related to the Securities loaned and Securities sold under agreements to repurchase on an accrual basis as a component of the Interest income and expense, respectively.

Other Revenue – Other revenue consist primarily of prime brokerage services, which includes clearing and settling trades as well as providing custodial services. Fees for these services are recognized at a point in time when usage occurs.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes. Financial instruments owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Partnership's statement of financial condition. Financial instrument transactions of the Partnership and the related principal transactions revenue are recorded on a trade-date basis.

Fair Value – U.S. GAAP defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

1. General and Summary of Significant Accounting Policies *(continued)*

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Financial instruments owned and Financial instruments sold, not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange-traded derivatives using the closing price from the exchange. OTC derivatives typically fall within Level 2 of the fair value hierarchy. The Partnership generally values OTC derivatives using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain futures and To Be Announced agency mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

1. General and Summary of Significant Accounting Policies *(continued)*

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Partnership enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. The Partnership nets certain securities borrowed and securities loaned transactions when a legal right of offset exists under master netting arrangements, which are enforceable by law. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable. Payables to customers also include amounts due on customer margin deposits and free credit balances.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment.

The Partnership determines whether an arrangement is a lease at inception. Right of use ("ROU") lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option.

1. General and Summary of Significant Accounting Policies *(continued)*

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"), Connecticut Pass-Through Entity ("PE") Tax, Tennessee Excise Tax and Texas Franchise Tax, for which it records income tax provisions.

Compensation Arrangements – CFLP provides awards to certain employees of the Partnership in the form of grant units. Grant units entitle the employees to participate in quarterly distributions of Cantor's income and to receive certain post-termination payments. Grant units are accounted for under U.S. GAAP guidance, which requires that the Partnership record an expense for distributions and for the change in value of the post-termination liability for such awards at each reporting period.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Partnership adopted the standard on the required effective date beginning January 1, 2021 and with certain exceptions, on a prospective basis. Adoption of the standard did not have a material impact on the Partnership's statement of financial condition.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements*. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. Partnership adopted the standard on the required effective date beginning January 1, 2021, using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

New Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application

1. General and Summary of Significant Accounting Policies *(continued)*

of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally can be applied through December 31, 2022. Management is evaluating and planning for adoption of the new guidance, including forming a cross-functional LIBOR transition team to determine the Partnership's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Financial instruments owned and Financial instruments sold, not yet purchased consisted of the following (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
As of December 31, 2021		
Agency mortgage backed securities	$ 3,525,002	$ 60,566
U.S. government agencies and other obligations	514,448	77,326
U.S. government treasuries	379,260	825,192
Equities	279,242	15,844
Mortgage and other asset backed securities	112,199	—
Corporate bonds	42,286	32,127
Swap agreements	34,212	—
Options	23,685	14,738
Municipal bonds	6,963	10
Futures	88	68
Total	$ 4,917,385	$ 1,025,871

2. Fair Value Measurement *(continued)*

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance at December 31, 2021 (in thousands):

Description	Assets at fair value at December 31, 2021			
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Agency mortgage backed securities	$ —	$ 3,525,002	$ —	$ 3,525,002
U.S. government agencies and other obligations	—	514,448	—	514,448
U.S. government treasuries	379,260	—	—	379,260
Equities	274,995	4,247	—	279,242
Mortgage and other asset backed securities	—	112,199	—	112,199
Corporate bonds	—	42,286	—	42,286
Swap agreements	—	34,212	—	34,212
Options	23,685	—	—	23,685
Municipal bonds	—	6,963	—	6,963
Futures	—	88	—	88
Total	$ 677,940	$ 4,239,445	$ —	$ 4,917,385

Description	Liabilities at fair value at December 31, 2021			
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments sold, not yet purchased:				
U.S. government treasuries	$ 825,192	$ —	$ —	$ 825,192
U.S. government agencies and other obligations	—	77,326	—	77,326
Agency mortgage backed securities	—	60,566	—	60,566
Corporate bonds	—	32,127	—	32,127
Equities	15,825	19	—	15,844
Options	14,738	—	—	14,738
Futures	—	68	—	68
Municipal bonds	—	10	—	10
Total	$ 855,755	$ 170,116	$ —	$ 1,025,871

Derivative Contracts – The Partnership does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement.

Cantor Fitzgerald & Co.
Notes to Statement of Financial Condition (continued)
December 31, 2021
(In Thousands)

2. Fair Value Measurement *(continued)*

The derivative contracts are recorded as part of Financial instruments owned and Financial instruments sold, not yet purchased in the Partnership's statement of financial condition as follows (in thousands):

	As of December 31, 2021		
Description	Notional Amount[2]	Assets	Liabilities
Options	$ 42,966,106	$ 23,685	$ 14,738
Swap agreements	4,330,700	34,212	–
TBAs[1]	3,776,499	1,203	58,274
Futures	829,496	88	68

(1) The fair value of TBA's is included in Agency mortgage backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables above and the fair value hierarchy tables above.

(2) Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

	As of December 31, 2021	
	Gross Amounts	Net Amounts Presented in the Statement of Financial Condition
Assets		
Swap agreements	$ 34,212	$ 34,212
Options	23,685	23,685
TBAs[1]	1,203	1,203
Futures	88	88
Total	$ 59,188	$ 59,188
Liabilities		
TBAs[1]	$ 58,274	$ 58,274
Options	14,738	14,738
Futures	68	68
Total	$ 73,080	$ 73,080

[1] The fair value of TBAs is included in Agency mortgage backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables and fair value hierarchy tables above.

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered mortgage backed securities, government securities, equities and corporate bonds, cash on deposit with clearing organizations and receivables from clearing brokers.

At December 31, 2021, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers included the following (in thousands):

	Receivables	Payables
Clearing brokers and clearing organizations	$ 107,053	$ 31,461
Receivables/payables from/to customers	52,346	90,555
Contract values of fails to deliver/receive	12,476	102,086
Accrued commissions receivable, net	3,144	—
Pending trades, net	—	176,071
Other receivables/payables from/to broker-dealers and related broker-dealers	24,480	30,288
Total	$ 199,499	$ 430,461

As of December 31, 2021, the Partnership had payables to affiliated broker-dealers of $2.0 million (see Note 7 – Related Party Transactions, for additional information related to these payables).

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2021 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings at December 31, 2021 (in thousands):

	As of December 31, 2021					
	Assets			Liabilities		
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 14,302,465	$ 3,092,525	$ 17,394,990	$ 17,989,564	$ 2,497,954	$ 20,487,518
Less: gross amount offsets	7,862,519	653,000	8,515,519	8,515,519	—	8,515,519
Net amount presented in the Partnership's statement of financial condition	6,439,946	2,439,525	8,879,471	9,474,045	2,497,954	11,971,999
Less: amount not offset in the Partnership's statement of financial condition						
Collateral[(1)]	6,204,057	2,376,465	8,580,522	9,442,586	2,470,212	11,912,798
Net amount	$ 235,889	$ 63,060	$ 298,949	$ 31,459	$ 27,742	$ 59,201

[(1)] Represents amounts which are not permitted to be offset on the Partnership's statement of financial condition in accordance with ASC 210-20 but which provide the Partnership with the right of offset in the event of default.

4. Securities Financing Transactions *(continued)*

As of December 31, 2021, the Partnership had securities borrowed transactions of $871.2 million with an affiliate. As of December 31, 2021, the Partnership had securities loaned transactions of $78.9 million with an affiliate. As of December 31, 2021, the Partnership had no repurchase agreements with affiliates. As of December 31, 2021, the Partnership had no resale agreements with affiliates.

The following table shows collateralized financings by class of collateral pledged and maturity date (in thousands):

	Overnight and continuous	2 to 30 days	31 to 90 days	91 days to 1 year	Greater than 1 year	Total
Securities sold under agreements to repurchase						
U.S. government and agency obligations	$ 4,731,591	$3,722,189	$ 639,064	$ 201,015	$ –	$ 9,293,859
Corporate debt securities	41,402	2,860	–	–	–	44,262
Municipal obligations	6,772	–	–	–	–	6,772
Securities backed by commercial real estate	66,302	–	–	–	–	66,302
Equities	–	17,140	–	–	–	17,140
Other debt obligations	45,710	–	–	–	–	45,710
Total	$ 4,891,777	$3,742,189	$ 639,064	$ 201,015	$ –	$ 9,474,045
Securities loaned						
Equities	2,497,459	–	–	–	–	2,497,459
Corporate debt securities	495	–	–	–	–	495
Total	2,497,954	–	–	–	–	2,497,954
Total collateralized financings	$ 7,389,731	$3,742,189	$ 639,064	$ 201,015	$ –	$11,971,999
Gross amount of recognized liabilities for collateralized financings						$20,487,518
Amounts related to agreements not included in offsetting disclosure						$ 8,515,519

In connection with securities financing transactions, the Partnership accepts collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both Reverse Repurchase agreements and securities borrowed transactions. As of December 31, 2021, the gross and net fair value of such collateral received from counterparties was $17.9 billion and $9.4 billion, respectively. As of December 31, 2021, the gross and net fair value of such collateral loaned to counterparties was $22.2 billion and $13.6 billion, respectively. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2021, collateral with fair value of $0.9 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2021
Leasehold improvements and other fixed assets	$ 11,308
Computer and communication equipment	5,329
Software, including software development costs	3,390
	20,027
Less: accumulated depreciation and amortization	16,342
Fixed assets, net	$ 3,685

The carrying value of the capitalized software development costs amounted to $1.4 million as of December 31, 2021.

6. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation – From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring are not uncommon.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's statement of financial condition.

Financing – At December 31, 2021, in connection with its financing activities, the Partnership had commitments to enter into or extend resale agreements. At December 31, 2021, there were $3.8 billion in resale commitments. At December 31, 2021 there were $5.0 billion in repurchase commitments.

7. Related Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts for support services provided.

The Partnership provided investment banking services to affiliates for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

The Partnership charges dealer commissions to affiliates for the sale of Real Estate Investment Trusts and Delaware Statutory Trusts for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

The Partnership provides clearing and settlement services for a fee, under contractual agreements, to affiliates for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

7. Related Party Transactions *(continued)*

The Partnership has entered into non-financial guarantees on behalf of CFS, a subsidiary of Cantor. See Note 10 – Financial Instruments and Off-Balance Sheet Risk for further detail related to these transactions.

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGCP, BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has subordinate borrowings with an affiliate. See Note 12 – Subordinated Borrowings for further detail related to these transactions.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of Cantor's income and to receive post-termination payments equal to the notional value of the grant generally in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Under U.S. GAAP guidance the grant units are re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such post-termination payments are allocated to the Partnership as of December 31, 2021.

9. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.5 million, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") customer reserve computation, plus excess margin collected on resale agreements, as defined. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2021, the Partnership had net capital, as defined, of $422.2 million, which was $420.3 million in excess of its required net capital.

The Partnership is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2021, the Partnership had $9.9 million segregated qualified securities in a special reserve account in addition to $48.2 million in cash for the exclusive benefit of customers, which is included in Cash and securities segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2021, the Partnership segregated qualified securities with a value of $10.0 million into a special reserve account for the exclusive benefit of PAB customers.

As an FCM, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2021, the Partnership had assets segregated, secured and held in separate accounts totaling $5.0 million, all of which was cash and exceeded requirements by $5.0 million.

10. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

In addition, the Partnership has entered into non-financial guarantees on behalf of CFS, a subsidiary of Cantor for various U.S. and non-U.S. based brokers engaging in interest rate swap transactions with U.S. counterparties for regulatory purposes. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Risks and Uncertainties – The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenue for these services is transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Financial Instruments with Off–Balance–Sheet Risk – The Partnership enters into TBAs to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into swaps and futures contract to provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into option contracts to facilitate customer transactions.

Such transactions may expose the Partnership to significant off–balance sheet risk in the event the collateral is not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Partnership's customer financing and securities settlement activities may require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned.

Trading Activities – The Partnership's primary activities include securities sales and trading services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as government, agency mortgage backed securities, corporate obligations, equities and options facilitation.

Market Risk – In the normal course of business, the Partnership enters into transactions to purchase inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the Partnership's statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market or fair value of a particular financial instrument. The Partnership's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Partnership manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Partnership's financial condition and results of its operations, the specific impact is not readily determinable as of the date of this statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

11. Collateralized Borrowings

The Partnership has a $150.0 million committed, secured bank facility that permits the Partnership to finance a broad array of U.S. fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving two banks. The borrowings are guaranteed by CFLP. The facility is used on a periodic basis to finance inventory. The facility is set to mature on April 28, 2022. There were no borrowings outstanding under the facility at December 31, 2021. The interest rate on this facility is the Overnight Base Rate plus 125 basis points.

12. Subordinated Borrowings

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. The rate of interest on both borrowings is three month LIBOR plus 600 basis points, maturing June 15, 2023.

During December 2013, the Partnership entered into an additional subordinated borrowing agreement with CFLP in the amount of $75.0 million. The rate of interest on the borrowing is three month LIBOR plus 600 basis points, maturing December 31, 2023.

The unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

13. Income Taxes

As of December 31, 2021, the Partnership had net deferred tax assets of $9,573, which consists primarily of book-tax differences related to grant units and accrued compensation.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2021. As of December 31, 2021, the Partnership did not accrue any interest or penalties. The Partnership is presently under UBT examination for the 2006 through 2010 years. The Partnership is presently not under examination by the United States

13. Income Taxes *(continued)*

federal authorities and is no longer subject to examination by US federal and state and non-UBT local authorities for the years prior to 2018 and 2016, respectively.

14. Revenue from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $5.4 million and $3.1 million as of December 31, 2020 and 2021, respectively. Receivables related to contracts with customers are recorded as contract assets. The Partnership had no impairments related to these receivables during the year ended December 31, 2021.

The Partnership's deferred revenue primarily relates to customers paying advance or billed in advance where the performance obligation has not yet been satisfied. Deferred revenue is recorded as a contract liability. There was no deferred revenue at December 31, 2021.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2021, there were no capitalized costs recorded to fulfill a contract.

15. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.1 years to 6.0 years, some of which include options to extend the leases in 1 to 10 year increments for up to 20 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. All leases were classified as operating leases as of December 31, 2021.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Partnership to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of

15. Leases *(continued)*

lease payments for existing leases. The Partnership elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Partnership calculated the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

The Partnership subleases certain real estate to third parties. The value of these commitments is not material to the Partnership's statement of financial condition.

As of December 31, 2021, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating leases is as follows (in thousands):

	Classification in Statement of Financial Condition	As of December 31, 2021
Assets		
Operating lease right-of-use-assets	Other assets	$ 11,090
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 16,095

	As of December 31, 2021
Weighted-average remaining lease term	
Operating leases (years)	5.0
Weighted-average discount rate	
Operating leases	6.0%

The following table shows the Partnership's maturity analysis of its operating lease liabilities (in thousands):

Years Ending December 31,	Operating Leases
2022	$ 4,766
2023	3,414
2024	3,213
2025	3,090
2026	3,046
Thereafter	1,541
Total lease payments	19,070
Interest	(2,975)
Present value of lease liabilities	$ 16,095

16. Subsequent Events

On February 9, 2022, the Partnership made a distribution of $75.0 million to CFLP.

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events, other than noted above, that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.